As filed with the Securities and Exchange Commission on September 23, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40213

Olo Inc.
(Exact name of registrant as specified in its charter)

285 Fulton Street
One World Trade Center, 82nd Floor
New York, NY 10007
(212) 260-0895
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share
Class B Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

* Explanatory Note: Effective as of September 11, 2025, pursuant to that certain Agreement and Plan of Merger, dated as of July 3, 2025, by and among Olo Inc., a Delaware corporation (“Olo”), Olo Parent, Inc. (f/k/a Project Hospitality Parent, LLC), a Delaware corporation (“Parent”), and Project Hospitality Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Olo, with Olo surviving as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Olo Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 23, 2025

Olo Inc.

	By:	/s/ Noah H. Glass
	Name:	Noah H. Glass
	Title:	Chief Executive Officer